Point NewCo Inc.

111 Main Street, Suite 660

Vancouver, Washington 98660

November 14, 2018

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	REQUEST FOR ACCELERATION OF EFFECTIVENESS
Point NewCo Inc.
Registration Statement on Form S-4
File No. 333-227936

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced registration statement to Friday, November 16, 2018, at 9:00 a.m., Eastern Time, or as soon thereafter as is practicable.

Thank you for your assistance. Upon effectiveness, please notify Steven M. Skolnick of Lowenstein Sandler LLP, counsel to the Registrant, at (212) 262-6700.

Very truly yours, POINT NEWCO INC.

By:	/s/ Michael D. Mulholland
Name:	Michael D. Mulholland
Title:	Chief Financial Officer, Secretary and Treasurer